(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

August 15, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Fixed-Income Trust (the trust):

Fidelity Intermediate Bond Fund
Fidelity Investment Grade Bond Fund
Fidelity Series Investment Grade Bond Fund
Fidelity Short-Term Bond Fund
Spartan U.S. Bond Index Fund (formerly Fidelity U.S. Bond Index Fund) (the funds)

File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 170

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 170 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Series Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, and Spartan U.S. Bond Index Fund (formerly Fidelity U.S. Bond Index Fund). The funds' Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment Nos. 144 and 158. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to note a change in investment policy for the funds. This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of October 29, 2011. We request your comments by September 14, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Catherine Conlin
Catherine Conlin
Legal Product Group